[redacted]

Securities and Exchange Commission
RECEIVED
MAR 01 2010
Branch of Registrations and Examinations

SEC... MISSION

10028982

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4195
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraig Kupiec (310) 536-8670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kraig Kupiec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Trading Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ROSE REYES
Commission # 1852576
Notary Public - California
Los Angeles County
My Comm. Expires Jun 6, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2010

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	121,305
Due from clearing brokers		4,065,389
Securities owned, at fair value		49,957
Commissions receivable		175,143
Property and equipment, net		75,673
Deposits and other		133,394
	$	4,620,861
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	236,865
Accrued wages		692,202
Accrued liabilities and other		686,905
Total liabilities		1,615,972
Members' equity		3,004,889
	$	4,620,861

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company clears its securities transactions on a fully disclosed basis with clearing brokers and, accordingly, is exempt from the computation of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii).

The Company was formed in 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The Company has offices in California and New York. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the "Agreement").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

This financial statement was approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers its investments in short-term money market funds to be cash equivalents.

Net Commission and Interest Income

Commissions are earned on a trade-date basis and are earned on introducing securities trades to clearing brokers. Interest income is earned from the accounts of the Company's clients custodied at the clearing brokers. Commissions are recorded on a net basis after deducting the related clearing charges from clearing brokers. Interest income is recorded on an accrual basis, net of margin interest and adding short interest rebates.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statement. The members are required to report their proportional share of gains, losses, credits or deductions on their respective tax returns.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Property and Equipment

Property and equipment, consisting of computers, office furniture and leasehold improvements, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method. Depreciation expense was $57,048 for the year ended December 31, 2009.

Impairment of Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of long-lived assets, such as property, plant, and equipment, may warrant revision, or the remaining balance may not be recoverable.

Soft Dollar Arrangements

The Company has soft dollar arrangements with certain clients to provide research or other products from the commissions earned. The soft dollar payments made are generally in compliance with the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between willing market participants at the measurement date.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are listed on a national exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Securities owned, at fair value				
U.S. government obligations	$ 49,957	$ -	$ -	$ 49,957

3. Due from clearing brokers

Due from broker represents cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with Proprietary Account of Introducing Broker Agreements with the clearing brokers.

4. Property and equipment

Property and equipment at December 31, 2009 consist of the following:

Leasehold improvements	$ 220,244
Furniture and fixtures	93,747
	313,991
Less accumulated depreciation and amortization	238,318
	$ 75,673

5. Commitments

The Company leases office space in California and New York under non-cancellable operating leases expiring through 2012. At December 31, 2009, the Company's future minimum rental commitment is as follows:
Total rent expense was $361,169 for the year ended December 31, 2009.

Year Ending December 31,		
2010	$	446,561
2011		421,935
2012		139,486
	$	1,007,982

6. Related party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2009, such commissions were approximately $62,000 related to equity and options securities transactions and approximately $499,000 on principal trades of approximately $131 million primarily in mortgage-backed securities.

The Company receives rent for office space and equipment from two related parties on a month-to month arrangement. Total rental income received was approximately $116,000 for the year ended December 31, 2009, which has been netted against the related expense. For the year ended December 31, 2009, there was approximately $39,000 in amounts receivable to another related entity for overpayments related to reimbursements of executives' wages paid on the Company's behalf.

7. Members' equity

The Company currently has two classes of members: A and B. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria. At December 31, 2009, the ending capital of Class A and Class B members were $3,004,889.

8. Concentration of credit risk

In the normal course of business, the Company's client activities involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor through December 31, 2013.

9. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the clients' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the clients' accounts.

10. Regulatory inquiries

The Company has been responding to inquiries by the SEC pertaining to activities in certain accounts managed by unaffiliated investment advisers. The Company acted as an introducing broker dealer to accounts in which trades were effected by such advisers. The Company has responded to and is fully cooperating with all regulatory and legal authorities. The Company does not believe the inquiries will have an adverse effect on the Company but has accrued for estimated costs anticipated with responding to all inquiries related to these accounts.

11. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2009, the Company's net capital was approximately $2,796,000, which was approximately $2,546,000 in excess of its minimum requirement of $250,000.

12. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer."

SHORELINE TRADING GROUP LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2009

Members' equity	$ 3,004,889
Less nonallowable assets	
Property and equipment	75,673
Deposits and other	133,394
	209,067
Net capital before haircuts	2,795,822
Haircuts	
Security positions	250
Net capital	$ 2,795,572
Computation of net capital requirement - alternative standard	
1. Minimum dollar net capital	$ 250,000
2. Minimum net capital, alternative standard: 2% of aggregate debits, Rule 15c3-3	$ -
Net capital required (Larger of 1 or 2)	$ 250,000
Minimum net capital required (under SEC Rule 15c3-1 and CFTC Regulation 1.17)	$ 250,000
Excess net capital, under SEC Rule 15c3-1 and CFTC Regulation 1.17 ($2,795,572 - $250,000)	$ 2,545,572

SHORELINE TRADING GROUP LLC

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital, as reported in Company's Part II-A Focus Report *(unaudited)*	$	2,834,452
Less		
Increase in haircuts		250
Increase in nonallowable assets due to a reclassifying audit adjustment		38,630
Net capital, as adjusted	$	2,795,572

SHORELINE TRADING GROUP LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009